Exhibit (a)(5)(B)

BRE Select Hotels Recommends Rejection of Amended Unsolicited Tender Offer

by MacKenzie Capital Management for Preferred Shares

BRE Select Hotels Holdings Announces Amended Tender Offer for

All Preferred Shares of BRE Select Hotels

New York, NY – August 26, 2013 – Affiliates of MacKenzie Capital Management, LP (collectively “MacKenzie”) have announced an amendment to their unsolicited tender offer to buy up to 9,000,000 shares of 7% Series A Cumulative Redeemable Preferred Stock (the “Preferred Shares”) of BRE Select Hotels Corp (the “Company”) that increased the offer price to $1.25 per share and extended the expiration date to September 15, 2013 (the “Amended MacKenzie Offer”).

In response to the Amended MacKenzie Offer, BRE Select Hotels Holdings LP (“BRE Holdings”), the holder of all of the Company’s common stock, announced that it is amending its tender offer to purchase all outstanding Preferred Shares to increase the offer price to $1.30 per share net to the seller in cash (the “Amended BRE Offer”). As the Preferred Shares are not listed on any securities exchange and no public market for the Preferred Shares exists, the Amended BRE Offer provides the holders of Preferred Shares with near term liquidity at a higher price than the Amended MacKenzie Offer. The Amended BRE Offer will expire at 9:00 a.m., New York City time, on September 27, 2013, unless extended by BRE Holdings (the “Expiration Time”). Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Time. Preferred Shares tendered in the Amended BRE Offer may be withdrawn at any time prior to the Expiration Time.

After careful evaluation of the terms of the Amended MacKenzie Offer and comparing the terms of the Amended MacKenzie Offer to the alternative presented to the holders of Preferred Shares by the Amended BRE Offer, the Company’s Board of Directors has unanimously recommended that holders of Preferred Shares reject the Amended MacKenzie Offer and not tender their shares to MacKenzie.

The Company strongly believes that the Amended MacKenzie Offer is not in the best interests of the holders of the Preferred Shares, including for the following reasons:

•

MacKenzie’s offer price of $1.25 per share represents a 34% discount to the initial liquidation preference of $1.90 per Preferred Share and a 4% discount to the $1.30 per share offer from BRE Holdings.

•

In evaluating the Company’s acquisition of Apple REIT Six, Inc. (“Apple Six”), the board of directors of Apple Six considered, among other things, the advice of its financial advisor. As part of its financial analyses provided on November 29, 2012 to the Apple Six board of directors, Apple Six’s financial advisor calculated an implied value range of approximately $1.67 to $1.82 per Preferred Share, assuming that no adjustments were made to the initial liquidation preference. The financial analyses are described on pages 58 to 64 of the proxy statement/prospectus dated April 2, 2013 (the “Proxy Statement”) that was sent to the former Apple Six shareholders in connection with the special meeting held on May 9, 2013, at which the Apple Six shareholders approved the acquisition of Apple Six, and filed with the SEC on April 2, 2013. Although these analyses were provided more than eight months ago and, accordingly, have not been updated to reflect circumstances existing since they were prepared, including changes in the general economy or industry conditions or changes affecting the Company, the implied valuation range for the Preferred Shares was significantly higher than the price per share of $1.25 offered by MacKenzie and the $1.30 per share offer from BRE Holdings.

•

As of today, the initial liquidation preference of $1.90 per Preferred Share has not been adjusted. The initial liquidation preference of $1.90 per share is subject to downward adjustment should net costs and payments relating to certain legacy litigation and regulatory matters exceed $3.5 million. As of June 30, 2013, approximately $530,000 of such costs have been incurred.

•

The Amended MacKenzie Offer is limited to less than 10% of the outstanding Preferred Shares, only 9,000,000 shares out of the 97,032,848 outstanding shares. MacKenzie offers to purchase the 9,000,000 shares on a “first-come, first-buy” basis, based upon the dates on which MacKenzie receives completed assignment forms. The Amended MacKenzie Offer therefore coerces holders of Preferred Shares to tender their shares to MacKenzie as soon as possible, which could deprive them of adequate time to evaluate the Amended MacKenzie Offer. In contrast, the Amended BRE Offer is for all Preferred Shares and is not made on a “first-come, first buy” basis.

•

The coercive nature of the Amended MacKenzie Offer is exacerbated by the fact that holders of Preferred Shares do not have withdrawal rights. Thus shareholders who have already tendered shares to MacKenzie, or who may subsequently do so, will not be able to withdraw their shares to participate in the Amended BRE Offer. If a holder of Preferred Shares changes his, her or its decision to tender during the term of the Amended MacKenzie Offer, whether to tender to BRE Holdings or due to changed circumstances relating to the Company or relating to such holder or to other factors, such holder will not be able to withdraw tendered shares. In contrast, holders have withdrawal rights in the Amended BRE Offer.

•

There is no guarantee that the Amended MacKenzie Offer will be completed. As stated in the assignment form that accompanied its offer letter dated August 13, 2013, MacKenzie will be able to rescind its offer if there is a material adverse change in the operations of the Company. In the “Terms, Conditions, Risks, and Disclosures” enclosed with its offer letter dated July 1, 2013, MacKenzie purports to define “material adverse change” as a change that “would likely cause a reasonable shareholder to reconsider the decision to buy or sell shares.” In contrast, the Amended BRE Offer is not conditioned on the operations of the Company or any such “material adverse change,” although it is conditioned on the absence of litigation or governmental action relating to the Amended BRE Offer.

None of BRE Holdings, the Company or the Company’s board of directors makes any recommendation as to whether the holders of Preferred Shares should tender or refrain from tendering Preferred Shares in the Amended BRE Offer, and none of them has authorized any person to make any such recommendation. The Company’s board of directors takes no position as to whether the price offered by BRE Holdings or the other terms of the Amended BRE Offer are fair to holders of Preferred Shares. None of BRE Holdings, the Company, the Company’s board of directors or management has hired any investment bank or other third party professional to evaluate the fairness of the price offered by BRE Holdings or the other terms of the Amended BRE Offer.

Holders of Preferred Shares must make their own decision whether to continue to hold their Preferred Shares or to tender their Preferred Shares to MacKenzie or to BRE Holdings and, if so, how many shares to tender upon their own assessment of the value of the Preferred Shares, their liquidity needs and any other factors they deem relevant. In doing so, holders of Preferred Shares should read and evaluate carefully the information in the offer materials provided by MacKenzie and BRE Holdings and they should consult with their personal financial advisor or other legal, tax or investment professional(s) regarding their individual circumstances.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell Preferred Shares. The complete terms and conditions of the Amended BRE Offer are set forth in the Offer to Purchase, the Amendment and Supplement to the Offer to Purchase and related letters of transmittal that were or will be sent to holders of Preferred Shares and are also available online on the Securities and Exchange Commission’s (the “SEC’s”) website at www.sec.gov as exhibits to the Tender Offer Statement on Schedule TO filed by BRE Holdings with the SEC on July 15, 2013, as amended.

BRE Holdings has retained American Stock Transfer & Trust Company, LLC to serve as the Depositary in connection with the Amended BRE Offer. Requests for documents, including letters of transmittal, may be directed to American Stock Transfer & Trust Company, LLC by telephone toll free at (877) 248-6417, or in writing at American Stock Transfer & Trust Company, LLC, Operations Center, 6201 15th Avenue, Brooklyn, New York 11219, Attention: Reorganization Department. Such documents will be furnished at the expense of BRE Holdings.

About BRE Select Hotels Corp

BRE Select Hotels Corp (the “Company”) is a non-listed real estate investment trust (REIT) focused on the ownership of upscale, extended-stay and select-service hotels. The Company’s hotels operate under the Homewood Suites by Hilton®, Hilton Garden Inn®, Hampton Inn®, Hampton Inn & Suites®, Courtyard® by Marriott®, Fairfield Inn® by Marriott®, Residence Inn® by Marriott®, SpringHill Suites® by Marriott®, TownePlace Suites® by Marriott® and Marriott®, brands. The Company’s focus is on the ownership of high-quality real estate that generates attractive returns for its investors. Its portfolio consists of 66 hotels, containing a total of 7,658 guestrooms diversified among 18 states. Additional information about the Company can be found online at www.bre-select-hotels.com.

Forward-Looking Information

This press release contains forward-looking statements. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include the Company’s qualification as a REIT, which involves the application of highly technical and complex provisions of the Internal Revenue Code, and the factors discussed in the section entitled “Risk Factors” in its proxy statement/prospectus dated April 2, 2013, filed with the SEC in accordance with Rule 424(b) under the Securities Act of 1933, as amended, on April 2, 2013.

Media Contact:

Sard Verbinnen & Co

Debbie Miller (dmiller@sardverb.com)

Meghan Gavigan (mgavigan@sardverb.com)

(312) 895-4700

3